Matthew S. Harrison
Chief Financial Officer
November 13, 2008
By Facsimile and EDGAR
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Hiland Holdings GP, LP
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 11, 2008
File No. 001-33018

Hiland Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 11, 2008
File No. 000-51120
     Dear Mr. Owings:
     Set forth below are the responses of Hiland Holdings GP, LP (“Holdings”) and Hiland Partners, LP (“Hiland Partners”) (each a “Company” and together, the “Companies”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2008, with respect to the referenced filings: for each of the Companies, the Form 10-K filed March 14, 2008 (the “2007 Forms 10-K”) and the Forms 10-Q filed May 9, 2008 and August 11, 2008 (the “2008 Forms 10-Q”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter (except as otherwise noted in our response to comment number 4 below) and set forth below each such comment are the Companies’ responses.

Because the Companies believe the proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the 2007 Forms 10-K or the 2008 Forms 10-Q, the Companies respectfully request that the Staff permit the Companies to include the following changes on a prospective basis in each of their upcoming Form 10-Q filings as well as in all subsequent filings under the Securities Exchange Act of 1934, as amended.
Form 10-K of Hiland Holdings, GP, LP and Form 10-K of Hiland Partners, LP for the Fiscal Year Ended December 31, 2007
Our Results of Operations, page 7 of Hiland Partners’ 10-K
1.	We note your response to our comment number 10 from our letter dated September 26, 2008. Please provide a footnote to your disclosure that clearly articulates that the “total” column in this section is the combined daily average for the last fiscal year.

RESPONSE:

Hiland Partners has provided with this letter, as Exhibit A, a revised table of that contained on page 57 of its 2007 Form 10-K that provides a footnote to the table the articulates that the “total” column in this section is the combined daily average for the last fiscal year in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 56
Capital Requirements, page 76
2.	We note your response to our prior comment 12 regarding disclosure of scheduled interest payments in your table of contractual cash obligations. Because the table is aimed at increasing transparency of cash flow, please include in your footnote to the table an estimate of the future variable rate interest payments and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance in Release No. 33-8350 issued on December 19, 2003 available at www.sec.gov.

RESPONSE:

The Companies have provided with this letter, as Exhibit B, revised and expanded disclosure of that contained in their 2007 Forms 10-K in order to provide the Staff with an example of how the Companies propose to prospectively comply with the Staff’s comment in each of their Forms 10-K for the year ended December 31, 2008.

Item 11. Executive Compensation, page 93
3.	Please advise if the factors you discuss in your response to our comment number 16 also apply to the other forms of compensation you award or only to your annual bonus. Should you consider other operational and financial performance goals and targets to set other forms of compensation, please provide quantitative and qualitative disclosure regarding those goals and targets. If you do not consider operational and financial goals in setting other forms of compensation, please clearly state this in your filing and revise your disclosure as necessary.

RESPONSE:

The Companies advise the Staff that the factors discussed in our prior response to the Staff’s prior comment number 16 also apply to the other forms of compensation awarded to our executive officers. The Companies will prospectively comply with the Staff’s comment in future filings by augmenting the disclosure in next year’s Form 10-K consistent with the foregoing and our response to the Staff’s prior comment number 16. Further, to the extent quantitative factors are taken into account in setting compensation policies or making compensation decisions in future periods, the Companies will disclose such factors in its filings. To the extent disclosure of such factors would cause the Companies competitive harm, the Companies will comply with Instruction 4 to Item 402(b) of Regulation S-K.
Grants of Plan Based Awards Table, page 100
4.	We note your response to comment number 16 to our letter dated September 26, 2008 wherein you advise target bonuses “...are initially set at 50% of base salaries and that the compensation committee has broad discretion to retain, reduce or increase the award....” Please include column (d) in your “Grants of Plan Based Awards Table” or advise us why column (d) is not applicable to you. Please refer to Item 402(d)(2)(iii) of Regulation S-K.

RESPONSE:

The Companies advise the Staff that, pursuant to our counsel’s telephone conversation with Mr. Errett, in reprinting the Staff’s comment above, we have revised the Staff’s typographical errors.

The Companies also advise the Staff that, while the amount of the discretionary annual incentive cash bonuses awarded to our executive officers are initially set at 50% of base salaries and that the compensation committee has broad discretion to retain, reduce or increase the amount of these bonuses, the bonuses are not awarded based on the satisfaction of a performance target that was pre-established or communicated to the executive officers. Pursuant to the SEC’s Adopting Release No. 33-8732A, Executive compensation and Related Person Disclosure (August 29, 2006), in the text accompanying footnotes 228 and 229 of the Adopting Release, “a cash award based on satisfaction of a performance target that was not pre-established and communicated, or the outcome of which is not substantially uncertain, would be reportable in the Summary

Compensation Table as a bonus” and not as a non-equity incentive award in the “Grants of Plan Based Awards Table.”
5.	We note your response to our comment number 23 from our letter dated September 26, 2008. Please file or incorporate by reference your First Amended and Restated Limited Partnership Agreement as Exhibit 4. Alternatively, you may provide a cross-reference in the Exhibit Index under Exhibit 4 directing the reader to Exhibit 3 and the First Amended and Restated Limited Partnership Agreement.

RESPONSE:

Hiland Partners advises the Staff that it will provide a cross-reference in the Exhibit Index under Exhibit 4 directing the reader to Exhibit 3 and its First Amended and Restated Limited Partnership Agreement, commencing with its filing of its Form 10-Q for the quarterly period ended September 30, 2008.

Holdings advises the Staff that it will provide a cross-reference in the Exhibit Index under Exhibit 4 directing the reader to Exhibit 3 and its Amended and Restated Agreement of Limited Partnership, commencing with its filing of its Form 10-Q for the quarterly period ended September 30, 2008.

6.	We note your response to our comment number 28 from our letter dated September 26, 2008. In the future, please file as exhibits to your Form 10-Qs or Form 10-Ks material contracts that become effective or are executed during the reporting period covered by the Form 10-Q or Form 10-K. Please refer to Instruction two of Item 601(b)(10) and 601(a)(4) of Regulation S-K.

RESPONSE:

The Companies advise the Staff that they will file as exhibits to their respective Forms 10-Q and Forms 10-K material contracts that become effective or are executed during the reporting period covered by such form 10-Q or Form 10-K.
Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies, page F-10
Intangible Assets, page F-13
7.	We note your response to our prior comment 26 regarding intangible assets related to gas sales and compression contracts. Please advise us of the date each lease expires where your gas sales contract is based on the life of the lease. Also, please advise us of the term of the gas sales contract with the producer with acreage dedication through 2011. Please confirm our understanding that the compression services agreement which you refer to terminates in January 2009 and renews for one-month terms unless terminated by either party. Where these contract terms are less than 10 years, please tell us what factors such as renewal periods were considered in determining the estimated lives of 10 years. Further, please tell us if any of your contracts have been terminated.
RESPONSE:

The Companies advise the staff that there are no finite expiration dates on the life of the lease contract associated with the gathering and processing system that we acquired from Hiland Partners, LLC at the time of our initial public offering in February 2005 or on the life of the lease contract associated with the gathering system that we acquired from Hiland Partners, LLC in September 2005. The acquired life of the lease contracts cover production from leases on producing oil and gas properties between our customers and royalty mineral owners that terminate when production levels are determined not to be commercially economical. Hence they have no finite termination date. Independent studies were performed regarding the oil and gas reserves associated with the two gathering systems acquired in February and September of 2005. Upon the Companies’ review of these studies, the oil and gas leases contained within the contracted areas at the times of their respective acquisitions indicated recoverable reserve lives of these oil and gas producing properties in excess of 20 years.

The Companies advise the staff that the term of the acquired gas sales contract with a producer for acreage dedication through 2011 is a ten year contract entered into on May 8, 2001 with a termination date of May 8, 2011. Five separate gas sales contracts acquired in this same gathering system had initial contract terms ranging from two to five years with renewal conversion terms to either month-to-month or year-to-year. These five contracts have been operating under either month-to-month or year-to-year terms since 1998. None of the gas sales contracts acquired with this gathering system have been terminated since the acquisition. Additionally, the gathering system associated with the gas sales contracts processes a predominantly very sour (high hydrogen sulfide content) and very rich (high natural gas liquids content) casinghead gas stream, produced in association with crude oil production. There was and continues to be no competition in the area for processing this type of gas. As evidenced by the history of our month-to-month and year-to-year contracts, and because there is very limited competition in the area for the type of gas we gather and process, the Companies believe the gas sales contract that terminates in May 2011 will either be renewed or will convert to a month-to-month lease and therefore, continue beyond 2011.

The Companies advise the staff that two of the three significant gas sales contracts related to the gathering and processing system acquired in September 2005 represented 84% of inlet MCF and were for 10 year terms effective in mid-2004. A third gas sales contract related to this gathering system entered into in 2004 representing 14% of inlet MCF, was based on life of the lease, which as discussed above, has no finite termination date. However, as with the other gas sales contracts, the related producing properties have been independently confirmed to have recoverable reserve lives in excess of 20 years.

The Companies advise the staff that no gas sales contracts acquired in February 2005 or in September 2005 have been terminated.

At the time of each acquisition, establishing a useful life for the acquired gas sales contracts did not allow for precise calculations as there were no correlating finite determinations of the underlying reserve lives associated with the related producing properties. Therefore, each intangible life of ten years established for the gas sales contracts was estimated based on the periods of time over which the Companies expected the assets to meaningfully contribute cash flows and the expected useful lives, ranging from 10 to 15 years, of the tangible assets associated with the gathering systems and processing plants. Based on the available information, the Companies believed, and continue to believe, that ten year useful lives are reasonable.

The Companies confirm to the staff that the compression services agreement with an affiliated counterparty acquired from Hiland Partners, LLC at the time of our initial public offering has an initial term of four years with a termination date in January 2009, and thereafter renews on a month-to-month basis. This agreement amended and replaced an existing two year agreement with the affiliated counterparty entered into in 2004. The estimated economic lives of the producing oil and gas leases contained within this contract area at the time of the initial public offering in 2005, as indicated by an independent oil and gas reserve study, were in excess of 20 years. The compressors and ancillary equipment related to the compression services had estimated economic lives of 10 to 15 years. The intangible life of ten years established for the compression services agreement acquired was estimated based on the periods of time over which the Companies expected the assets to meaningfully contribute cash flows, our expected use of the compression equipment, the expected useful lives of tangible assets associated with the compression and ancillary equipment and the Companies’ history of amending and extending the compression services agreement. At the time of acquisition, establishing a useful life for the acquired compression services agreement did not allow for precise calculations given the uncertain underlying reserve lives and involved management’s estimate. Based on the available information, the Companies believed, and continue to believe, that a ten year useful life is reasonable.

8.	You state in your response to our prior comment 26 regarding intangible assets related to customer relationships that the producers of natural gas from the area of operation had no alternative means of moving the gas at more favorable pricing. It appears the initial terms of the agreements are three years. Please tell us the date each initial contract terminates, the renewal terms and your experience with customers renewing and terminating as well as any other factors supporting estimates lives of 10 years.

RESPONSE:

We confirm to the staff that, with respect to the intangible assets related to customer relationships discussed in our response to prior comment 26, such producers of natural gas from the area of operation had no alternative means of moving the gas at more favorable pricing and that the initial terms of the agreements were generally three years. The gathering system acquired on May 1, 2006 included five separate gathering systems, 672 wellhead receipt points, 569 miles of natural gas gathering pipelines and 159 gathering and purchase contracts. Of the 159 contracts acquired on May 1, 2006, 58, or 37%, had already converted to month-to-month terms, 47, or 30%, would terminate within one year, 29, or 18%, would terminate within two years and the remaining 25, or 16%, would terminate within three to four years. During the two and a half years that we have owned the gathering systems, we have re-written or combined 30 contracts and amended seven other contracts. Currently, 124 contracts, or 80%, of a total 155 contracts (after giving effect to the combination of certain contracts), have converted to month-to-month terms, operating under evergreen renewal provisions whereby the contracts are automatically renewed after each maturity period, until cancelled by a thirty day written notice by either party. The customers still have no alternative means of moving the gas at more favorable pricing. Thus, during the two and one-half years that we have owned and operated the gathering systems, we have retained all of the customers that existed on May 1, 2006.

The estimated lives of the customer relationships are directly correlated to the acquired assets’ revenues generated from the gathering of natural gas. The intangible life of ten years established for these customer relationships was estimated based on the periods of time over which these relationships would be expected to meaningfully contribute to future cash flows, the expected useful lives of similar assets or groups of assets to which the useful lives of these intangible assets relate, economic useful lives ranging from 10 to 15 years related to the gathering systems’ pipelines, compressors and other tangible assets and the gathering systems long history of gathering natural gas for customers under month-to-month contract terms.

At the time of acquisition, establishing a useful life for the customer relationships did not allow for precise calculations given the uncertain underlying reserve lives and involved management’s estimate. Based on the available information, the Companies believed, and continue to believe, that a ten year useful life is reasonable.

Closing Comments
     In connection with these responses, the each of the Companies acknowledges that:
•	such Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	such Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or wish to discuss, please do not hesitate to contact me (580-249-4765), or our legal counsel, Douglas E. McWilliams (713-758-3613) of Vinson & Elkins L.L.P.

Sincerely,
/s/ Matthew S. Harrison
Matthew S. Harrison
Chief Financial Officer of Hiland Partners GP Holdings, LLC and Hiland Partners GP, LLC

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P. Kevin Schroeder, Grant Thornton LLP Michael L. Greenwood, Audit Committee Chairman

EXHIBIT A

	Year Ended December 31
	2007	2006	2005
			Hiland
			Partners,
	Hiland Partners, LP		LP (1)	Predecessor (2)	Total
	(in thousands)
Total Segment Margin Data:
Midstream revenues	$273,224	$214,867	$150,571	$11,813	$162,384
Midstream purchases	195,212	156,193	123,342	9,747	133,089

Midstream segment margin	78,012	58,674	27,229	2,066	29,295
Compression revenues (3)	4,819	4,819	4,217	—	4,217

Total segment margin (4)	$82,831	$63,493	$31,446	$2,066	$33,512

Summary of Operations Data:
Midstream revenues	$273,224	$214,867	$150,571	$11,813	$162,384
Compression revenues	4,819	4,819	4,217	—	4,217

Total revenues	278,043	219,686	154,788	11,813	166,601
Operating costs and expenses:
Midstream purchases (exclusive of items shown separately below)	195,212	156,193	123,342	9,747	133,089
Operations and maintenance expenses	23,279	16,071	6,579	780	7,359
Depreciation, amortization and accretion	29,855	22,130	10,600	512	11,112
General and administrative expenses	7,587	4,994	2,304	166	2,470

Total operating costs and expenses	255,933	199,388	142,825	11,205	154,030

Operating income	22,110	20,298	11,963	608	12,571
Other income (expense), net	(11,326)	(5,616)	(2,119)	(115)	(2,234)

Net income	$10,784	$14,682	$9,844	$493	$10,337

Operating Data (unaudited) (5):
Inlet natural gas (MCF/d)	215,551	157,556	59,116	46,551	57,545
Natural gas sales (MMBtu/d)	80,731	66,947	48,509	37,052	47,096
NGL sales (Bbls/d)	4,696	3,347	2,071	1,206	1,965
Natural gas gathered (MMBtu/d) (6)	123,008	85,540	—	—	—

(1)	Amounts presented in the Hiland Partners, LP column include only the activity for the period beginning on the initial public offering date of February 15, 2005. These amounts include the operations of the assets contributed from Hiland Partners, LLC at the closing of our initial public offering (Worland gathering system and compression assets).

(2)	Amounts presented in the Predecessor column include only the operations of CGI for the period prior to the initial public offering of Hiland Partners, LP on February 15, 2005.

(3)	Compression revenues and compression segment margin are the same. There are no compression purchases associated with the compression segment.

(4)	Reconciliation of total segment margin to operating income:

	Year Ended December 31
	2007	2006	2005
			Hiland
	Hiland Partners, LP		Partners, LP(1)	Predecessor(2)	Total
	(in thousands)
Operating income	$22,110	$20,298	$11,963	$608	$12,571
Add:
Operations and maintenance expenses	23,279	16,071	6,579	780	7,359
Depreciation, amortization and accretion	29,855	22,130	10,600	512	11,112
General and administrative expenses	7,587	4,994	2,304	166	2,470

Total segment margin	$82,831	$63,493	$31,446	$2,066	$33,512

(5)	The Operating Data included in the “Total” column for the year ended December 31, 2005 represent the combined daily average for Hiland Partners, LP and the predecessor for the fiscal year ended December 31, 2005.

(6)	Natural gas gathered for fee (MMBtu/d) represents natural gas volumes gathered associated with the Kinta Area gathering assets we acquired on May 1, 2006 in which we do not take title to the gas.

EXHIBIT B
Hiland Partners and Holdings:

	Payment Due by Period
	Total	Due in	Due in	Due in	Due in	Due in
Type of Obligation	Obligation	2008	2009	2010	2011	2012	Thereafter
	(in thousands)
Senior secured revolving Credit facility	$221,064	$—	$—	$—	$221,064	$—	$—
Estimated interest expense on Credit facility (1)	53,628	15,696	15,696	15,696	6,540	—	—
Capital lease obligations (2)	8,561	1,184	1,256	1,256	1,256	1,107	2,502
Operating leases, service agreements and other	3,593	1,541	479	406	377	275	515

Total contractual cash obligations	$286,846	$18,421	$17,431	$17,358	$229,237	$1,382	$3,017

(1)	Interest rates on the senior secured revolving credit facility are variable. Estimated interest payments are based on the interest rate and the amount outstanding as of December 31, 2007. For a discussion of our senior secured revolving credit facility, please read "—Credit Facility” below.

(2)	Contractual cash commitments on our capital lease obligations include $2,976 of interest expense.